Exhibit 4.5
STOCK ISSUANCE AGREEMENT
          THIS STOCK ISSUANCE AGREEMENT (the “Agreement”) is made as of the 15th day of July, 2005, by and among Aruba Wireless Networks, Inc., a Delaware corporation (the “Company”), and Microsoft Corporation, a Washington corporation (“Microsoft”).
RECITALS
          WHEREAS, the Company and Microsoft have entered into that certain Microsoft Vendor Program Agreement of even date herewith (the “Vendor Program Agreement”); and
          WHEREAS, to induce Microsoft to enter into and as a condition of the Vendor Program Agreement, the Company has agreed to provide certain additional consideration to Microsoft in the event of an initial public offering of the Company, or, if the Company is sold to another party prior to such an initial public offering, upon such sale.
          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and in the Vendor Program Agreement, the parties hereto agree as follows:
1.	IPO Shares. Subject to the provisions of Section 3 below, the Company agrees that, upon the Company’s firmly underwritten initial public offering of the Company’s common stock (the “IPO”) registered under the Securities Act of 1933, as amended (the “Act”), the Company shall issue to Microsoft a number of shares of the Company’s common stock (the “IPO Shares”) calculated as follows: (1) if the IPO occurs prior to the three- year anniversary of this Agreement (the “Final Calculation Date”), by dividing $3,500,000 by the actual per share public offering price of the Company’s common stock in such IPO (the “IPO Price”), or (2) if the IPO occurs on or after the Final Calculation Date, by dividing the lesser of (i) $3,500,000 and (ii) the aggregate amount of the Company’s products purchased by Microsoft pursuant to the Vendor Program Agreement (the “Total Purchase Amount”) as of the Final Calculation Date by the IPO Price. When issued, the IPO Shares shall be deemed to be fully paid and nonassessable. To the extent any shareholders of the Company have shares of Common Stock registered for sale in the IPO or in any subsequent underwritten offering of the Company’s common stock in the 12 months following the IPO, Microsoft shall be entitled to include a minimum of 50% of the IPO Shares in such offering. Except as provided in the foregoing, the IPO Shares shall be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws, and such other restrictions on transferability as may be required by the Company’s underwriters and applicable to all of the Company’s shareholders in connection with such IPO. Notwithstanding the foregoing, the IPO Shares shall only be issued in the event that such IPO occurs prior to a Change in Control (as defined below).

2.	Change in Control Right.
(a)	Subject to the provisions of Section 4 below, the Company agrees that, upon the consummation of a Change in Control (as defined below), the Company shall pay Microsoft from the aggregate proceeds of such Change in Control (the “Merger Consideration”) an amount (the “Change of Control Payment”) equal to the following: (1) if the Change of Control occurs prior to the Final Calculation Date, the Change of Control Payment shall be $5,000,000, or (2), if the Change of Control occurs on or after the Final Calculation Date, the Change of Control Payment shall equal the lesser of (x) $5,000,000 and (y) the Total Purchase Amount as of the date of the Final Calculation Date. Notwithstanding the foregoing, the Company shall only make the Change in Control Payment if the consummation of such Change in Control occurs prior to the Company’s IPO.

(b)	For purposes of this Agreement, “Change in Control” shall mean (i) the sale, transfer or other disposition of all or substantially all of the Company’s assets, (ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold at least 50% of the outstanding voting stock of the Company.

(c)	In the event that the Merger Consideration is not entirely cash proceeds, the Company, in its sole discretion, can elect to pay the Change in Control Payment out of cash or non-cash proceeds from the Merger Consideration in the same proportion as paid to the Company’s other shareholders. The fair market value of non-cash Merger Consideration shall be determined in good faith by the Company’s Board of Directors and shall be the same as determined for the Company’s other shareholders.
3.	IPO Shares Escrow Arrangements.
(a)	If the IPO occurs prior to the Final Calculation Date, then (i) if the Total Purchase Amount as of the date of the IPO is less than $2,000,000, all of the IPO Shares shall be placed into escrow, upon terms and conditions and with an escrow agent reasonably acceptable to both Microsoft and the Company (the “IPO Escrow”), or (ii) if the Total Purchase Amount is $2,000,000 or greater as of the date of the IPO, a number of IPO Shares equal to the lesser of (x) $3,500,000 and (y) the Total Purchase Amount as of the date of the IPO divided by the IPO Price shall be delivered to Microsoft by the Company, and the remaining IPO Shares, if any, shall be placed into the IPO Escrow.

(b)	Following the date of the IPO, if, pursuant to Section 3(a)(i) above, no IPO Shares are delivered to Microsoft on the date of the IPO, but at a future date prior to the Final Calculation Date, the Total Purchase Amount exceeds

$2,000,000, the escrow agent shall promptly release to Microsoft from the IPO Escrow that number of IPO Shares calculated by dividing $2,000,000 by the IPO Price.

(c)	On the Final Calculation Date, the escrow agent shall (x) if the Total Purchase Amount as of the Final Calculation Date is less than $2,000,000, release all of the IPO Shares to the Company, (y) if the Total Purchase Amount as of the Final Calculation Date is greater than $2,000,000, but less than $3,500,000, release to Microsoft that number of IPO Shares calculated by subtracting the number of shares, if any, released pursuant to Section 3(b) above from the quotient obtained by dividing the Total Purchase Amount as of the Final Calculation Date by the IPO Price, with the remaining IPO Shares released to the Company, or (z) if the Total Purchase Amount as of the Final Calculation Date is greater than $3,500,000, release all of the IPO Shares to Microsoft.
4.	Change of Control Payment Escrow Arrangements.
(a)	If a Change of Control occurs prior to the Final Calculation Date, then (i) if the Total Purchase Amount as of the date of the Change of Control is less than $2,000,000, all of the Change of Control Payment shall be placed into escrow, upon terms and conditions and with an escrow agent reasonably acceptable to both Microsoft and the Company (the “Change of Control Escrow”), or (ii) if the Total Purchase Amount is $2,000,000 or greater as of the date of the Change of Control, an amount equal to the lesser of (x) $5,000,000 and (y) the Total Purchase Amount as of the date of the Change of Control shall be paid to Microsoft by the Company, and the remaining Change of Control Amount, if any, shall be placed into the Change of Control Escrow.

(b)	Following the date of the Change of Control, if, pursuant to Section 4(a)(i) above, no Change of Control Payment is delivered to Microsoft on the date of the Change of Control, but at a future date prior to the Final Calculation Date, the Total Purchase Amount exceeds $2,000,000, the escrow agent shall promptly release $2,0000,000 to Microsoft from the Change of Control Escrow.

(c)	On the Final Calculation Date, the escrow agent shall (x) if the Total Purchase Amount as of the Final Calculation Date is less than $2,000,000, release all of the Change of Control Amount in the escrow to the Company, (y) if the Total Payment Amount as of the Final Calculation Date is greater than $2,000,000, but less than $5,000,000, release to Microsoft an amount equal to the difference between the Total Purchase Amount as of the Final Calculation Date and the amount, if any, released pursuant to Section 4(b) above, with the remaining Change of Control Payment released to the Company, or (z) if the Total Purchase Amount as of the Final Calculation Date is greater than $5,000,000, release all of the Change of Control Payment to Microsoft.
5.	Entire Agreement; Amendments and Waivers. This Agreement (including the exhibits hereto) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company and (ii) Microsoft. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon each holder of the rights set forth in this Agreement, each future holder of such rights, and the Company.

6.	Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

7.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

10.	Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if deliverable by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed, as set forth on the signature pages hereto, or at such other address as such party may designate by ten (10) days’ advance written notice to the other parties hereto.

          In Witness Whereof, the undersigned have executed this Stock Issuance Agreement as of the date first above written.

ARUBA WIRELESS NETWORKS, INC.
By:	/s/ Don LeBeau
Don LeBeau, Chief Executive Officer

Address:	1322 Crossman Ave. Sunnyvale, CA 94089

MICROSOFT CORPORATION
By:	Ron Markezich
	Name:	Ron Markezich
	Title:	CIO, VP

Address:	1 Microsoft Way Redmond, WA 98052